SERIES SEED-2 PREFERRED STOCK INVESTMENT AGREEMENT

This Series Seed-2 Preferred Stock Investment Agreement (this "**Agreement**") is dated as of the Agreement Date and is between the Company, the Purchasers and the Key Holders.

The parties agree as follows:

1.   **DEFINITIONS**. Capitalized terms used and not otherwise defined in this Agreement or the Exhibit and Schedules thereto have the meanings set forth in Exhibit A.

2.   **INVESTMENT**. Subject to the terms and conditions of this Agreement, including the Agreement Terms set forth in Exhibit B, (i) each Purchaser shall purchase at the applicable Closing and the Company shall sell and issue to each Purchaser at such Closing that number of shares of Series Seed-2 Preferred Stock set forth opposite such Purchaser's name on Schedule 1, at a price per share equal to the Purchase Price (subject to any applicable discounts when all or a portion of such Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser) and (ii) each Purchaser, the Company, and each Key Holder agrees to be bound by the obligations set forth in this Agreement and to grant to the other parties hereto the rights set forth in this Agreement.

3.   **ENTIRE AGREEMENT**. This Agreement (including the Exhibits and Schedules hereto) together with the Restated Charter constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

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EXHIBIT A
DEFINITIONS

1. OVERVIEW DEFINITIONS.

"**Agreement Date**" means [EFFECTIVE DATE]

"**Company**" means KettleSpace Inc.

"**Dispute Resolution Jurisdiction**" means the federal or state courts located in Delaware.

"**Governing Law**" means the laws of the state of Delaware.

"**Lead Investor**" means, collectively, Drumbeat 1, LLC, The Little Red Bird, LLC and Fuse Growth, LLC.

"**Major Purchaser**" means each Purchaser of that number of shares of Series Seed-2 Preferred Stock equal to or in excess of the quotient determined by dividing (x) $100,000 by (y) the Purchase Price, rounded up to the next whole share.

"**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

"**Purchase Price**" means $0.2174 per share of Series Seed-2 Preferred Stock.

"**State of Incorporation**" means Delaware.

"**Stock Plan**" means the Company's Equity Compensation Plan.

"**Total Investment Amount**" means up to $2,000,000.

2. RESULTING CAP TABLE DEFINITIONS.

"**Total Shares Issued and Outstanding Pre-Money**" means 33,825,917.

"**Total Post-Money Shares Reserved for Option Pool**" means 8,182,342.

"**Number of Issued And Outstanding Options**" means 5,882,316.

"**Unallocated Post-Money Option Pool Shares**" means 2,300,026.

EAST\186281726.7

SCHEDULE 1

SCHEDULE OF PURCHASERS & KEY HOLDERS

A final Schedule 1 reflecting all Purchasers and Key Holders will be attached hereto upon closing of the round.

EXHIBIT B

AGREEMENT TERMS

1.   **PURCHASE AND SALE OF PREFERRED STOCK**

    1.1.   **Sale and Issuance of Preferred Stock**.

        1.1.1.   The Company shall adopt and file the Company's Fifth Amended and Restated Articles of Incorporation, in substantially the form of Exhibit C attached to this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time) (the "**Restated Charter**") with the Secretary of State of the State of Incorporation on or before the Initial Closing.

        1.1.2.   Subject to the terms and conditions of this Agreement, each investor listed as a "Purchaser" on Schedule 1 (each, a "**Purchaser**") shall purchase at the applicable Closing and the Company agrees to sell and issue to each Purchaser at such Closing that number of shares of Series Seed-2 Preferred Stock of the Company (the "**Shares**") set forth opposite such Purchaser's name on Schedule 1, at a purchase price per share equal to the Purchase Price.

    1.2.   **Closing; Delivery**.

        1.2.1.   The initial purchase and sale of the Shares hereunder shall take place remotely via the exchange of documents and signatures on the Agreement Date or the subsequent date on which one or more Purchasers execute counterpart signature pages to this Agreement and deliver the Purchase Price to the Company (which date is referred to herein as the "**Initial Closing**").

        1.2.2.   At any time and from time to time on or prior to February 28, 2022, the Company may, at one or more additional closings (each an "**Additional Closing**" and together with the Initial Closing, each, a "**Closing**"), without obtaining the signature, consent or permission of any of the Purchasers in the Initial Closing or any prior Additional Closing, offer and sell to other investors reasonably acceptable to the Lead Investor (the "**New Purchasers**"), at a per share purchase price equal to the Purchase Price, up to that number of shares of Series Seed-2 Preferred Stock that is equal to the quotient of (x) Total Investment Amount divided by (y) the Purchase Price, rounded up to the next whole share (the "**Total Shares Authorized for Sale**") less the number of shares of Series Seed-2 Preferred Stock actually issued and sold by the Company at the Initial Closing and any prior Additional Closings. New Purchasers may include persons or entities who are already Purchasers under this Agreement. The Company and each of the New Purchasers purchasing shares of Series Seed-2 Preferred Stock at each Additional Closing will execute counterpart signature pages to this Agreement and each New Purchaser will, upon delivery by such New Purchaser and acceptance by the Company of such New Purchaser's signature page and delivery of the Purchase Price by such New Purchaser to the Company, become a party to, and bound by, this Agreement to the same extent as if such New Purchaser had been a Purchaser at the Initial Closing and each such New Purchaser shall be deemed to be a Purchaser for all purposes under this Agreement as of the date of the applicable Additional Closing. Any shares of Series Seed-2 Preferred Stock sold pursuant to this Section 1.2.2 shall be deemed to be "Shares" for all purposes under this Agreement.

        1.2.3.   Promptly following each Closing, if required by the Company's governing documents, the Company shall deliver to each Purchaser participating in such Closing a certificate representing the Shares being purchased by such Purchaser at such Closing against payment of the Purchase Price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company, by cancellation or conversion of indebtedness of the

Company to Purchaser or by any combination of such methods, or by exchange of shares of Common Stock for Shares (on a one for one basis).

1.3. **Use of Proceeds**. In accordance with the directions of the Company's Board of Directors, the Company will use the proceeds from the sale of the Shares for working capital and other general corporate purposes.

1.4. **Conditions to Closing**.

1.4.1. Conditions to the Purchasers' Obligations at Closing. The obligations of each Purchaser to purchase Shares at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

(a) The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of such Closing.

(b) The Company shall have filed the Fifth Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware on or prior to the Closing, which shall continue to be in full force and effect as of the Closing.

1.4.2. Conditions of the Company's Obligations at Closing. The obligations of the Company to sell Shares to the Purchasers at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

(a) The representations and warranties of each Purchaser contained in Section 3 shall be true and correct in all respects as of such Closing.

2. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company hereby represents and warrants to each Purchaser that the following representations are true and complete as of the date of the Agreement Date, except as otherwise indicated.

2.1. **Organization, Good Standing, Corporate Power and Qualification**. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Incorporation and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. The Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to so qualify or be in good standing would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

2.2. **Capitalization**.

2.2.1. The authorized capital of the Company consists, immediately prior to the Initial Closing (unless otherwise noted), of the following:

(a) 50,500,000 shares of Common Stock, par value $0.001 per share (the "**Common Stock**"), of which 2,758,300 shares are designated "Class A Common Stock" ("**Class A Common Stock**") and 47,741,700 shares are designated "Class B Common Stock" ("**Class B Common Stock**"). As of immediately prior to the Initial Closing, that number of shares of Common Stock equal to (i) the Total Shares Issued and Outstanding Pre-Money are issued and outstanding (2,758,300 shares of which are shares of Class A Common Stock, 4,697,663 shares of which are shares of Class B Common Stock, 5,245,486 shares of which are Series Seed Preferred Stock and 9,205,757 shares of which are Series Seed-1 Preferred Stock) and (ii) that number of shares of Class B Common Stock equal to the Total Post-Money Shares Reserved for Option Pool have been reserved for issuance pursuant to the Stock Plan, and of such Total Post-Money Shares Reserved for Option Pool, that number of shares of Class B Common Stock equal to the Number of Issued And Outstanding Options are currently subject to outstanding options and that number of shares of Class B Common Stock equal to the Unallocated Post-Money Option Pool Shares remain available for future issuance to officers, directors, employees and consultants pursuant to the Stock Plan. All of the outstanding shares of Common Stock and Preferred Stock are duly authorized, validly issued, fully paid and nonassessable and were issued in material compliance with all applicable federal and state securities laws. The Stock Plan has been duly adopted by the Board of Directors of the Company (the "**Board**") and approved by the Company's stockholders.

(b)   30,091,415 shares of Preferred Stock, par value $0.001 per share (the "**Preferred Stock**"), (i) 5,245,486 of which are designated "Series Seed Preferred Stock" (the "**Series Seed Preferred Stock**"), all of which are issued and outstanding, (ii) 9,205,757 of which are designated "Series Seed-1 Preferred Stock" (the "**Series Seed-1 Preferred Stock**"), all of which are issued and outstanding and (iii) 15,640,172 of which are designated "Series Seed-2 Preferred Stock" (the "**Series Seed-2 Preferred Stock**"), none of which are issued and outstanding. For purposes of this Agreement, the term "**Fully-Diluted Share Number**" shall mean that number of shares of the Company's capital stock equal to the sum of (i) all shares of the Company's capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and (ii) all shares of the Company's capital stock reserved and available for future grant under any equity incentive or similar plan.

2.2.2.   Except for that certain letter agreement with Drumbeat Management I, LLC dated January 31, 2020, there are no outstanding preemptive rights, options, warrants, conversion privileges or rights (including but not limited to rights of first refusal or similar rights), orally or in writing, to purchase or acquire any securities from the Company including, without limitation, any shares of Common Stock or Preferred Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or Preferred Stock, except for (a) the conversion privileges of the Preferred Stock pursuant to the terms of the Restated Charter, (b) the securities and rights described in Section 2.2.1 of this Agreement, and (c) warrants to purchase an aggregate of up to 270,802 shares of Class B Common Stock of the Company issued to certain service providers.

2.2.3.   The Key Holders set forth in Schedule 1 (each a "**Key Holder**") hold that number of shares of Common Stock set forth opposite each such Key Holder's name on Schedule 1.

2.3.   Subsidiaries.   The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4.   Authorization.   All corporate action has been taken, or will be taken prior to the applicable Closing, on the part of the Board and stockholders that is necessary for the authorization, execution and delivery of this Agreement by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under this Agreement. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.5. **Valid Issuance of Shares**. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part on the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to filings pursuant to Regulation D of the Securities Act of 1933, as amended (the "**Securities Act**"), and applicable state securities laws, the offer, sale and issuance of the Shares to be issued pursuant to and in conformity with the terms of this Agreement and the issuance of the Class B Common Stock, if any, to be issued upon conversion thereof for no additional consideration and pursuant to the Restated Charter, will be issued pursuant to an exemption from registration in accordance with applicable federal and state securities laws. The Class B Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Charter, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in Section 3 of this Agreement, and subject to filings pursuant to Regulation D of the Securities Act and applicable state securities laws, the Class B Common Stock issuable upon conversion of the Shares will be issued pursuant to an exemption from registration in accordance with applicable federal and state securities laws.

2.6. **Litigation**. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body or, to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

2.7. **Intellectual Property**. The Company owns or possesses sufficient legal rights to all Intellectual Property (as defined below) that is necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted (the "**Company Intellectual Property**") without any violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement known to the Company) of the rights of others. No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes (collectively, "**Intellectual Property**") of any other party, except that with respect to third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications the foregoing representation is made to the Company's knowledge only. Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other person. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other person.

2.8. **Employee and Consultant Matters**. Each employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the form acceptable to the Board. To the Company's knowledge, no such employees or consultants is in violation thereof. To the Company's knowledge, none of its employees is obligated under any judgment, decree, contract, covenant or agreement that would materially interfere with such employee's ability to promote the interest of the Company or that would interfere with such employee's ability to promote the interests of the Company or that would conflict with the Company's business.

2.9. **Compliance with Other Instruments**. The Company is not in violation or default (a) of any provisions of the Restated Charter or the Company's bylaws, (b) of any judgment, order, writ or decree of any court or governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which it is a party or, (d) to its knowledge, of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.10. **Title to Property and Assets**. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company. With respect to the property and assets it leases, the Company is in material compliance with each such lease.

2.11. **Liabilities**. The Company has no liabilities or obligations, contingent or otherwise, in excess of $50,000 individually or $100,000 in the aggregate.

3. **REPRESENTATIONS AND WARRANTIES AND COVENANTS OF THE PURCHASERS**. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as follows.

3.1. **Authorization**. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.2. **Purchase Entirely for Own Account**. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares. The Purchaser has not been formed for the specific purpose of acquiring the Shares.

3.3. **Disclosure of Information**. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Shares with the Company's management.   Nothing in this Section 3, including the foregoing sentence, limits or modifies the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4. **Restricted Securities**. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein.   The Purchaser understands that the Shares are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the shares of Class B Common Stock into which they may be converted, for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5. **No Public Market**. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6. **Legends**.   The Purchaser understands that the Shares (and any securities subsequently issued in respect of or exchange for the Shares) may bear any one or more of the following legends: (a) any legend set forth in, or required by, this Agreement; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate so legended; and (c) the following legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

3.7. **Sophisticated Purchaser**.   The Purchaser is an investor in securities of companies in the development stage and acknowledges that Purchaser is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares. If other than an individual, Purchaser also represents it has not been organized for the purpose of acquiring the Shares.

3.8. **Exculpation Among Purchasers**.   The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.9. **Residence**. In the event that the Purchaser is not a resident of the United States, such Purchaser hereby agrees to make such additional representations and warranties relating to such Purchaser's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of any Shares by such Purchaser.

3.10. **Consent to Promissory Note/SAFE Conversion and Termination**. Each Purchaser, to the extent that such Purchaser, as set forth on the Schedule of Purchasers, is a holder of any promissory note or Simple Agreement for Future Equity (a "**SAFE**") of the Company being converted and/or cancelled in consideration of the issuance hereunder of Shares to such Purchaser, hereby agrees that the entire amount owed to such Purchaser under such note or evidenced by such SAFE, as the case may be, is being tendered to the Company in exchange for the applicable Shares set forth on the Schedule of Purchasers, and effective upon the Company's and such Purchaser's execution and delivery of this Agreement, without any further action required by the Company or such Purchaser, such note or SAFE, as the case may be, and all obligations set forth therein shall be immediately deemed satisfied in full and terminated in their entirety, including, but not limited to, any security interest effected therein.

4. **COVENANTS OF THE COMPANY**.

4.1. **Information Rights.**

4.1.1. **Basic Financial Information**. The Company shall furnish to each Purchaser: (1) within one hundred and twenty (120) days of the end of each fiscal year of the Company, annual unaudited financial statements for such fiscal year, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices in all material respects; (2) within forty-five (45) days of the end of each fiscal quarter of the Company, quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices in all material respects, subject to changes resulting from normal year-end audit adjustments; and (3) no later than thirty (30) days prior to the end of each fiscal year of the Company, a budget forecasting the Company's revenues, expenses and cash position on a month-to-month basis for the upcoming fiscal year. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

4.1.2. **Confidentiality**. Anything in this Agreement to the contrary notwithstanding, no Purchaser by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights of any Purchaser whom the Company reasonably determines to be a competitor or an officer, employee, director, or holder of ten percent (10%) or more of a competitor. Each Purchaser shall keep confidential and shall not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Purchaser's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Purchaser's investment in the Company.

4.1.3. **Inspection Rights**. The Company shall permit each Purchaser to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Purchaser.

4.2. **Additional Rights and Obligations**. If the Company issues securities in its next equity financing after the date hereof (the "**Next Financing**") that (a) have rights, preferences or privileges that are more favorable than the terms of the shares of Preferred Stock or (b) provide all such future investors other contractual terms such as registration rights, the Company shall provide substantially equivalent rights to the Purchasers with respect to the shares of Preferred Stock (with appropriate adjustment for economic terms or other contractual rights), subject to such Purchaser's execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next Financing (such documents, the "**Next Financing Documents**"). Any Major Purchaser will remain a Major Purchaser for all purposes in the Next Financing Documents to the extent such concept exists. Notwithstanding anything herein to the contrary, subject to the provisions of Section 8.10, upon the execution and delivery of the Next Financing Documents by Purchasers holding a majority of the thenoutstanding shares of Preferred Stock held by all Purchasers, this Agreement (excluding any then-existing and outstanding obligations) shall be amended and restated by and into such Next Financing Documents and shall be terminated and of no further force or effect.

4.3. **Assignment of Company's Preemptive Rights**. The Company shall have a right of first refusal with respect to transfers of securities of the Company by each Stockholder (as defined below), except for Permitted Transfers (as defined in Section 5.1). If the Company elects not to exercise its right of first refusal with respect to a proposed transfer of the Company's outstanding securities by any Stockholder, the Company shall assign such right of first refusal to the Major Purchasers (other than the transferring Stockholder). In the event of such assignment, each Major Purchaser shall have a right to purchase that portion of the securities proposed to be transferred by such Stockholder equal to the ratio of (a) the number of shares of the Company's Class B Common Stock issued or issuable upon conversion of the shares of Preferred Stock owned by such Major Purchaser, to (b) the number of shares of Class B Common Stock issued or issuable upon conversion of the shares of Preferred Stock owned by all Major Purchasers.

4.4. **Reservation of Common Stock**. The Company shall at all times reserve and keep available, solely for issuance and delivery upon the conversion of the Preferred Stock, all Class B Common Stock issuable from time to time upon conversion of that number of shares of Preferred Stock equal to the Total Shares Authorized for Sale, regardless of whether or not all such shares have been issued at such time.

5. **RESTRICTIONS ON TRANSFER; DRAG ALONG**.

5.1. **Limitations on Disposition**. Each Key Holder and each person owning of record shares of Class B Common Stock of the Company issued or issuable upon conversion of shares of Preferred Stock, and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "**Securities**") or any assignee of record of Securities (each such person, a "**Stockholder**") shall not make any disposition or transfer of all or any portion of any Securities other than to one of its affiliates unless:

(a) the Board of Directors of the Company approves such disposition or transfer; and

(b) there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; and such Stockholder has notified the Company of the proposed disposition and has furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Stockholder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.

Notwithstanding the provisions of Sections 5.1(a) and (b), no such registration statement or opinion of counsel will be required for the following (each, a "**Permitted Transfer**"): (i) transfer of any Securities in compliance with the Securities and Exchange Commission's Rule 144 or Rule 144A, or (ii) a Stockholder's transfer (1) by will or intestacy to such Stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general of limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such transfer; (2) by bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent transfer of said shares by said institution; (3) to the Company or an officer or director of the Company; (4) with respect to a corporate Stockholder, pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate Stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate Stockholder; (5) with respect to a corporate Stockholder, to any or all of its stockholders in a dividend or distribution; (6) by a Stockholder which is a limited or general partnership to any or all of its partners or former partners; and (7) by a Stockholder which is a limited liability company to any or all of its members or former members; provided that, in the case of clause (ii), the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Purchaser under this Agreement.

5.2. **"Market Stand-Off" Agreement**. To the extent requested by the Company or an underwriter of securities of the Company, each Preferred Stock holder shall not sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Preferred Stock holder (other than to donees or partners of the Preferred Stock holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 5.2 will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. For purposes of this Section 5.2, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 5.2 and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Preferred Stock holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Preferred Stock holder shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

5.3. **Drag Along Right**. If a Sale of the Company (as defined below) is approved by each of (i) the holders of a majority of the shares of Common Stock then outstanding (excluding any shares of Class B Common Stock issued or issuable upon conversion of the Preferred Stock) (voting together as a single class), (ii) the holders of a majority of the shares of Class B Common Stock then issued or issuable upon conversion of the Preferred Stock (voting together as a single class), and (iii) the Board, then each Stockholder shall vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Stockholder in favor of, and adopt, such Sale of the Company and shall execute and deliver all related documentation and take such other action in support of the Sale of the Company as may reasonably be requested by the Company to carry out the terms and provision of this Section 5.3, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this Section 5.3 will not apply to a Sale of the Company if the other party involved in such Sale of the Company is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company. "**Sale of the Company**" means a "**Deemed Liquidation Event**" as defined in the Restated Charter, as amended and/or restated from time to time.

5.4. **Exceptions to Drag Along Right**. Notwithstanding the foregoing, a Stockholder need not comply with Section 5.3 above in connection with any proposed Sale of the Company (the "**Proposed Sale**") unless:

(a)   any representations and warranties to be made by the Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to the Stockholder's shares of capital stock of the Company, including representations and warranties that (i) the Stockholder holds all right, title and interest in and to the shares the Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and, (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(b)   the Stockholder will not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(c)   the liability for indemnification, if any, of the Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and, except as required to satisfy the liquidation preference of the Preferred Stock, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(d)   liability will be limited to the Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with the Proposed Sale in accordance with the provisions of the Restated Charter) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to the Stockholder in connection with the Proposed Sale, except with respect to claims related to fraud by the Stockholder, the liability for which need not be limited as to the Stockholder; and

(e)   upon the consummation of the Proposed Sale, (i) each holder of each series of Preferred Stock will receive the same form of consideration for their shares of such series of Preferred Stock as is received by other holders of such series of Preferred Stock in respect of their shares of such series of Preferred Stock (unless the holders of a majority of the then-outstanding shares of Preferred Stock elect otherwise), (ii) each holder of Common Stock will receive the same form of consideration for their shares of Common Stock as is received by other holders of Common Stock in respect of their shares of Common Stock (unless the holders of a majority of the then-outstanding shares of Common Stock elect otherwise), and (iii) unless the holders of at least a majority of each series of Preferred Stock elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Charter in effect immediately prior to the Proposed Sale.

5.5.   Additional Common Stockholders. In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of Common Stock to such Person (other than a Purchaser), following which such Person shall hold Common Stock constituting one percent (1%) or more of the then outstanding capital stock of the Company (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement, agreeing to be bound by and subject to the terms of this Section 5 as a Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Section 5.

6.   PARTICIPATION RIGHT.

6.1.   General.   Each Major Purchaser has the right of first refusal to purchase the Major Purchaser's Pro Rata Share of any New Securities (as defined below) that the Company may from time to time issue after the date of this Agreement, provided, however, the Major Purchaser will have no right to purchase any such New Securities if the Major Purchaser cannot demonstrate to the Company's reasonable satisfaction that such Major Purchaser is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Purchaser's "**Pro Rata Share**" for means the ratio of (a) the number of shares of the Company's Class B Common Stock issued or issuable upon conversion of the shares of Preferred Stock owned by such Major Purchaser, to (b) the Fully-Diluted Share Number.

6.2. **New Securities**. "**New Securities**" means any Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock; provided, however, that "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock, (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the Agreement Date and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the Agreement Date to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) shares of the Company's Preferred Stock issued pursuant to this Agreement; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

6.3. **Procedures**. If the Company proposes to undertake an issuance of New Securities, it shall give notice to each Major Purchaser of its intention to issue New Securities (the "**Notice**"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue the New Securities. Each Major Purchaser will have ten (10) days from the date of notice, to agree in writing to purchase such Major Purchaser's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Purchaser's Pro Rata Share). The Company shall promptly, in writing, inform each Major Purchaser that elects to purchase all the shares available to such Major Purchaser (each, a "**Fully Exercising Major Purchaser**") of any other Major Purchaser's failure to do likewise. During the five (5) day period commencing after such information is given, each Fully Exercising Major Purchaser may elect to purchase that portion of the New Securities for which Major Purchasers were entitled to subscribe, but which were not subscribed for by the Major Purchasers, that is equal to the ratio of (a) the number of shares of the Company's Common Stock owned by such Major Purchaser to (b) total number of shares of the Company's Common Stock held by all Fully Exercising Major Purchasers desiring to purchase such unsubscribed New Securities.

6.4. **Failure to Exercise**. If the Major Purchasers fail to exercise in full the right of first refusal within the time period set forth in Section 6.3 above, then the Company will have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Purchasers' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Purchasers. If the Company has not issued and sold the New Securities within the 120day period, then the Company shall not thereafter issue or sell any New Securities without again first offering those New Securities to the Major Purchasers pursuant to this Section 6.

7. **ELECTION OF BOARD OF DIRECTORS**.

7.1. **Board Composition**. Subject to the rights of the stockholders to remove a director for cause in accordance with applicable law, during the term of this Agreement, each Stockholder shall vote (or consent pursuant to an action by written consent of the stockholders) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by the Stockholder (the "**Voting Shares**"), or to cause the Voting Shares to be voted, in such manner as may be necessary to elect (and maintain in office) as the members of the Board five (5) individuals (each, a "**Board Designee**" and collectively, the "**Board Designees**"):

7.1.1. One individual elected by the holders of at least a majority of the then outstanding shares of Common Stock of the Company, who shall be the Company's then-serving Chief Executive Officer and who as of the date of this Agreement is Nick Iovacchini (the "**CEO Director**"); provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the stockholders shall promptly vote their respective Shares (i) to remove the former Chief Executive Officer of the Company from the Board if such person has not resigned as a member of the Board; and (ii) to elect such person's replacement as Chief Executive Officer of the Company as the new CEO Director;

7.1.2. One individual elected by the holders of at least a majority of the then outstanding shares of Common Stock of the Company, initially Dan Rosenzweig;

7.1.3. One (1) individual elected by the holders of at least a majority of the then outstanding shares of Series Seed Preferred Stock of the Company (the "**Seed Director**"), who shall be designated by Drumbeat 1, LLC and Drumbeat Management, LLC ("**Drumbeat**"), initially Adam Burgoon; provided that, the foregoing right of Drumbeat to designate the Seed Director shall automatically terminate if Drumbeat ceases to own all of the shares of Preferred Stock of the Company held by Drumbeat on the Agreement Date.

7.1.4. One (1) individual elected by the holders of at least a majority of the then outstanding shares of Series Seed-2 Preferred Stock of the Company (the "**Seed-2 Director**"), who shall be designated by Lead Investor, initially Michael Spies; provided that, the foregoing right of the Lead Investor to designate the Seed-2 Director shall automatically terminate if Lead Investor ceases to own all of the shares of Preferred Stock of the Company acquired by the Lead Investor on the Agreement Date.

7.1.5. One (1) individual not otherwise an affiliate of the Company or of any holder of Preferred Stock who is mutually acceptable to the other members of the Board.

7.1.6. Subject to the rights of the stockholders of the Company to remove a director for cause in accordance with applicable law, during the term of this Agreement, a Stockholder shall not take any action to remove an incumbent Board Designee or to designate a new Board Designee unless such removal or designation of a Board Designee is approved in a writing signed by the parties entitled to designate the Board Designee.

7.2.   **Proxy**. Each Stockholder hereby appoints, and shall appoint, the then current Chief Executive Officer of the Company, as the Stockholder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all shares of the Company's capital stock held by the Stockholder as set forth in this Agreement and to execute all appropriate instruments consistent with this Agreement on behalf of the Stockholder if, and only if, the Stockholder (a) fails to vote or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of the Stockholder's Voting Shares or execute such other instruments in accordance with the provisions of this Agreement within thirty days of the Company's or any other party's written request for the Stockholder's written consent or signature. The proxy and power granted by each Stockholder pursuant to this Section are coupled with an interest and are given to secure the performance of the Stockholder's duties under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement.   The proxy and power, so long as any Stockholder is an individual, will survive the death, incompetency and disability of such Stockholder and, so long as any Stockholder is an entity, will survive the merger or reorganization of the Stockholder or any other entity holding Voting Shares.

8.   GENERAL PROVISIONS.

8.1.   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Stockholder may transfer Shares unless each transferee agrees to be bound by the terms of this Agreement.

8.2.   Governing Law. This Agreement is governed by the Governing Law, regardless of the laws that might otherwise govern under applicable principles of choice of law.

8.3.   Counterparts; Facsimile or Electronic Signature. This Agreement may be executed and delivered by facsimile or electronic signature and in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

8.4.   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. References to sections or subsections within this set of Agreement Terms shall be deemed to be references to the sections of this set of Agreement Terms contained in Exhibit B to the Agreement, unless otherwise specifically stated herein.

8.5.   Notices. All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address as set forth on the signature page, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 8.5.

8.6.   Attorneys' Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which the party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

8.7.   Amendments and Waivers. Except as specified in Section 1.2.2, any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Purchasers holding a majority of the then-outstanding Shares; provided however that any amendment to Section 5, 7 or this Section 8.7 shall require the additional written consent of the holders of a majority of the then outstanding shares of Common Stock held by the Key Holders. Notwithstanding the foregoing, the addition of a party to this Agreement pursuant to a transfer of shares in accordance with Section 8.1 will not require any further consent. Any amendment or waiver effected in accordance with this Section 8.7 will be binding upon the Purchasers, the Key

Holders, each transferee of the shares of Common Stock from a Purchaser or Key Holders, as applicable, and each future holder of all such securities, and the Company.

8.8.   Severability.   The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

8.9.   Delays or Omissions.   No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.   Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.   All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

8.10.   Termination.   Unless terminated earlier pursuant to the terms of this Agreement, (x) the rights, duties and obligations under Sections 4, 6 and 7 will terminate immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act, (y) notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) will terminate upon the closing of a Sale of the Company and (z) notwithstanding anything to the contrary herein, Section 1, Section 2, Section 3 and this Section 8 will survive any termination of this Agreement.

8.11.   Dispute Resolution. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the Dispute Resolution Jurisdiction for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) shall not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Dispute Resolution Jurisdiction; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

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IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__.

Number of Shares: __[SHARES]__

Aggregate Purchase Price: __$[AMOUNT]__

COMPANY:

KettleSpace Inc
_____

Founder Signature
_____

Name: __[FOUNDER_NAME]__

Title: __[FOUNDER_TITLE]__

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

Investor Signature

By: _____   By:_____

Name: __[INVESTOR NAME]__

Title: __[INVESTOR TITLE]__

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited